UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G


BLACKLINE, INC.
Common Stock
09239B109
Item 1.	a.	BlackLine, Inc.
		b.	21300 Victory Boulevard, 12th Floor
			Woodland Hills, CA  91367

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	400 East Pratt Street, 7th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	09239B109

Item 3.	Investment adviser registered under section 203 of the
Investment
		Advisers Act of 1940

Item 4.	a.	54,645,000
		b.	5.18%
		c.	1.	2,830,766
			2.	      0
			3.	2,830,766
			4.
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A

 This filing amends and replace Accession Number 0000934999-19-000001.